Schering receives European approval for radioimmunotherapy Zevalin(R)

Berlin, January 22, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the European Commission has granted marketing approval for its radioimmunotherapy product Zevalin(R) (ibritumomab tiuxetan). Schering AG received the EU approval for Zevalin(R) for the treatment of adult patients with rituximab relapsed or refractory CD20-positive follicular B-cell non-Hodgkin's Lymphoma (NHL). NHL is a type of malignant disease that occurs within the lymphatic system and is the fifth most common cancer after breast, prostate, lung, and colon cancer. Schering AG plans to launch the product in Europe within the next few months.

"Schering is one of the world's leading companies in the field of hematological oncology and we are committed to developing innovative and effective treatments that provide added therapeutic benefit", said Dr. Joachim-Friedrich Kapp, Head of Specialized Therapeutics of the Schering Group. "Zevalin(R) is the first approved radioimmunotherapy that combines the targeting ability of an anti-CD20 monoclonal antibody with the cytotoxic power of beta radiation emitted by the yttrium-90 isotope (Ytracis(R)) - a pure beta emitter radiopharmaceutical - to effectively destroy lymphoma cells. Radioimmunotherapy with Zevalin(R) has been shown to be effective in patients who were refractory to antibody treatment thus offering a new prospect for improving the quality of life for these patients."

In comparison with rituximab as single agent, Zevalin(R) radioimmunotherapy demonstrated significantly superior overall response rates in a comparative trial.

Zevalin(R) therapy induces durable complete responses in patients with relapsed or refractory B-cell NHL, based on long-term follow-up of responders from three pivotal clinical trials. Median duration of complete response approached two years. A few patient responses have continued for as long as 6 years.

Treatment with Zevalin(R) is convenient and requires only two patient visits - usually on an out-patient basis. Targeted radioimmunotherapy allows maximum destruction of lymphoma cells while minimizing a patient's overall exposure to radiation. Due to the radiation sensitivity of lymphoma cells and the use of yttrium-90 as a suitable isotope for therapeutic radiation, the inner part of malignant cell clusters can be destroyed by the so-called crossfire effect of Zevalin(R).

A live webcast and conference call for media will be held in London on January 26, 2004, at 1:00 P.M. (GMT) and posted on our website www.schering.de/scripts/en/50_media/2004/events/040126_webcast.php.

Additional information
Schering AG, Germany, holds a leading position in hematological oncology with its products Fludara(R) / Fludara(R) Oral, a standard therapy for patients with chronic lymphocytic leukemia (CLL), and MabCampath(R) (marketed as Campath(R) in the U.S.) for patients with CLL who have failed Fludara(R) therapy. Schering AG holds worldwide marketing and distribution rights for Zevalin(R) except for the U.S., where Biogen Idec retains the marketing rights. Ytracis(R) - a yttrium-90 isoptope - is also marketed by Schering AG.

About Zevalin(R)
Zevalin(R) is the first commercially available radioimmunotherapy for follicular B-cell non-Hodgkin's lymphoma (NHL) in EU countries. Zevalin(R) combines the targeting ability of an anti-CD20 monoclonal antibody with the cytotoxic power of yttrium-90 pure beta radiation to eradicate tumor cells. It was approved by the US-Food and Drug Administration for use in the treatment of relapsed or refractory low-grade follicular or transformed NHL in February 2002. EU approval was granted in January 2004 for treatment of adult patients with CD20-positive, follicular B-cell non-Hodgkin's lymphoma
(NHL) who are refractory to or have relapsed following rituximab therapy.

About Clinical Studies
Studies with Zevalin(R) confirmed high response rates and durable responses in relapsed or refractory follicular, or transformed B-cell non-Hodgkin's lymphoma patients:

- In a phase II study evaluating patients with follicular NHL who did not respond to or responded insufficiently to therapies with rituximab, treatment with Zevalin(R) resulted in response in 74% of the patients (according to the International Workshop response criteria (IWRC)).

- A randomized and controlled phase III clinical study with 143 patients was designed to compare the Zevalin(R) radioimmunotherapy regimen with rituximab alone in patients with low-grade, follicular or transformed NHL. The pre-defined primary efficacy goal/endpoint was overall response rate to treatment (a standardized measure of tumor shrinkage). Thirty percent of patients receiving Zevalin(R) achieved a complete response which means disappearance of any evidence of the disease vs. 16% for rituximab
(p=0.04). The overall response rate achieved in patients in the Zevalin(R) group was significantly higher than in the rituximab group (80% for Zevalin(R) vs. 56% for rituximab, p=0.002).

- Zevalin(R) therapy induces durable complete responses in patients with relapsed or refractory B-cell NHL, based on long-term follow-up of responders from three pivotal clinical trials. Median duration of complete response approached two years. A few patient responses have continued for as long as 6 years.

Schering AG, Germany is currently investigating the use of Zevalin(R) in the treatment of aggressive NHL (i.e. diffuse large B-cell lymphoma) and as consolidation therapy for follicular NHL in earlier disease stages.

About NHL
Non-Hodgkin's lymphoma (NHL) is a type of malignant disease that occurs within the lymphatic system. NHL is the fifth most common cancer after breast, prostate, lung, and colon cancer. It originates from lymphocytes, a type of white blood cells, which can be divided into two main types, B lymphocytes and T lymphocytes (also called B-cells or T-cells). In adults, approximately 85% of NHL cases are of B-cell origin.

The overall prevalence of NHL in the European Union is approximately 230,000, with an annual incidence of about 70,000. This incidence is currently increasing in Europe by four per cent per year.

Non-Hodgkin's lymphomas can be divided clinically into two general categories: indolent lymphomas, which tend to grow relatively slowly, and aggressive lymphomas, which grow more rapidly. Indolent lymphomas include follicular NHL and were formerly classified as "low-grade". Although indolent lymphomas are usually not curable, patients often live for an estimated 6-10 years, but as their disease advances or transforms over time, they need effective treatment. Indolent NHL represents around 45-50% of all non-Hodgkin's lymphoma. The median age at diagnosis is 55-60 years. NHL is slightly more common in men than women. Risk factors include pre-existing infection (particularly HIV, Epstein-Barr virus and T-lymphotropic virus type 1), exposure to certain chemicals, previous organ transplant and family history of the disease.

About Radioimmunotherapy with Zevalin(R)
Radioimmunotherapy (RIT) combines the targeting ability of monoclonal antibodies with the power of radiation. Monoclonal antibodies are very specific and can be designed to attach directly to antigens that appear on the surface of malignant cells. The linking of a radioisotope to a targeting monoclonal antibody ensures higher response rates by delivering radiation directly to lymphoma cells. Due to a crossfire effect, the radiation can also reach and destroy neighbouring malignant cells that cannot be reached by antibodies.

Zevalin(R) binds to both malignant and normal B-cells, therefore patients receive a dose of an unlabeled antibody in order to remove normal cells carrying the CD20 antigen from the peripheral blood system. With the peripheral blood cleared of CD20 targets, the radiolabeled antibodies can specifically bind to the cells in the tumor cluster. The treatment ensures a high bio-availability at tumor sites and prevents the radioactivity from being distributed through the body by circulating lymphocytes. Normal B-cells are generally replenished by CD20-negative progenitor cells within six to nine months after therapy.

Ninety percent of the effective energy of yttrium-90 - as used with Zevalin(R) - is deposited within a five-millimeter range, whereby any possible harmful effects on healthy tissue can be kept to a minimum. Compared with other radioisotopes like iodine-131, yttrium-90 emits only beta radiation so that hospitalization or patient isolation for several days or even weeks after treatment is not required with Zevalin(R) radioimmunotherapy. Yttrium-90-Zevalin(R) may be safely administered on an out-patient basis in most European countries.

END

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de


Find additional information at: www.schering.de/eng


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Schering and Organon start large clinical trial to test the "Male Pill" in
14 European centers

Berlin, January 21, 2004 - Schering AG Germany (FSE: SCH, NYSE: SHR) and Organon started a major clinical trial designed to test the reliability and safety of the so-called "Male Pill". The study, which will be conducted in 14 centers throughout Europe is one of the largest trials ever of a hormonal fertility control method for men.

"Research in fertility control has traditionally concentrated on methods for women and with the "male pill" we aim to increase the choice of methods available to couples", said Professor Guenter Stock, Member of the Executive Board of Schering AG responsible for Research. He added: "Schering and Organon have decided to join their forces in the development of a male fertility control method. With our joint study we make a big step forward in the development of the first hormonal fertility control for men which has the potential to be marketed worldwide."

The study, a double-blind randomized phase II trial, will be conducted in a total of 350 men in 14 centers throughout Europe. Following encouraging results from earlier pilot studies, the present challenge for both companies is to develop a method that is not only reliable, safe and reversible but also acceptable to users.

The trial medication and modes of administration are based on results from earlier studies showing that sperm concentrations can be suppressed to contraceptive levels by the progestogen etonogestrel. In the trial, the progestogen, developed by Organon, is given in implant form. As this hormone inhibits the body's testosterone production, the test persons are injected with a long-acting testosterone undecanoate developed by Schering, which maintains testosterone levels in the blood within the normal range. This phase II study will evaluate six dose combinations of etonogestrel and testosterone undecanoate.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Astrid Forster, T: +49-30-468 120 57, astrid.forster@schering.de

Your contacts in the US:
Media Relations: Kim Schillace, T:+1-973-487 2461, kimberly_schillace@berlex.com


Find additional information at: www.schering.de/eng